UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Table of Contents

Item	Description
1	Loma Negra relevant event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 6, 2022	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Reports 1Q22 results

Buenos Aires, May 6, 2022 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended March 31, 2022 (our “1Q22 Results”).

1Q22 Key Highlights

●
Net sales revenues decreased by 5.5% YoY to Ps. 19,310 million (US$ 171 million), mainly explained by a decrease in Cement and Concrete sales, partially offset by improvements in Aggregates and in the Railway segment.

●	Consolidated Adjusted EBITDA reached Ps. 6,484 million (US$ 60 million), decreasing 11.2% YoY.
●	The Consolidated Adjusted EBITDA margin contracted 214 basis points YoY from 35.7% to 33.6%, expanding 27 basis points sequentially versus the prior quarter.
●	Net Profit of Ps. 3,134 million, showing a reduction of 21.3% versus the same period of the previous year, mainly explained by the impact of the decrease in the operating result.
●	Net Debt /LTM Adjusted EBITDA ratio of -0.15x compared with -0.12x in FY21.

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the first quarter of 2022, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We started the year in a very good way, the industry continues to show very good levels of activity with a growth of 7% in the quarter compared to the previous year. At the current rate, cement consumption is on track to hit an all-time high for the year, despite the challenges that the local economy is currently facing.

In this sense, the end of the quarter showed very good levels of profitability, with an EBITDA of 60 million dollars, 14% higher than last year, and very good profit margins. Despite the uncertainty in the international context, the scarcity, and the significant increase in the price of fuels worldwide, we were able to maintain our high levels of profitability on the back of a very good operating performance, our productive structure, and an adequate management of our energy matrix.

Likewise, during the month of April, and taking advantage of our solid financial position, we have once again paid dividends of 45 million dollars, thus continuing along the path of maximizing the return to our shareholders that we had been going before with the share repurchase plans.

Last but not least, I would like to thank all of our people and stakeholders for their commitment to Loma's operational excellence. Supported by a robust and efficient production structure, a solid balance sheet and a dedicated team, Loma is prepared to face another challenging year.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2022	2021	% Chg.
Net revenue	19,310	20,436	-5.5%
Gross Profit	6,443	7,407	-13.0%
Gross Profit margin	33.4%	36.2%	-288 bps
Adjusted EBITDA	6,484	7,299	-11.2%
Adjusted EBITDA Mg.	33.6%	35.7%	-214 bps
Net Profit (Loss)	3,134	3,983	-21.3%
Net Profit attributable to owners of the Company	3,168	4,034	-21.5%
EPS	5.4066	6.7716	-20.2%
Average outstanding shares (*)	586	596	-1.6%
Net Debt	(4,145)	993	n/a
Net Debt /LTM Adjusted EBITDA	-0.15x	0.04x	n/a
(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended March 31,
	2022	2021	% Chg.
Net revenue	18,263	12,635	44.5%
Adjusted EBITDA	6,343	4,632	36.9%
Adjusted EBITDA Mg.	34.7%	36.7%	-193 bps
Net Profit (Loss)	4,333	3,260	32.9%
Net Debt	(4,145)	993	n/a
Net Debt /LTM Adjusted EBITDA	-0.15x	0.04x	n/a

In million US$	Three-months ended March 31,
	2022	2021	% Chg.
Ps./US$, av	106.59	88.65	20.2%
Ps./US$, eop	110.98	91.99	20.6%
Net revenue	171	143	20.2%
Adjusted EBITDA	60	52	13.9%
Adjusted EBITDA Mg.	34.7%	36.7%	-193 bps
Net Profit (Loss)	41	37	10.5%
Net Debt	(37)	11	n/a
Net Debt /LTM Adjusted EBITDA	-0.15x	0.04x	n/a

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended March 31,
		2022	2021	% Chg.
Cement, masonry & lime	MM Tn	1.48	1.38	6.6%
Concrete	MM m3	0.12	0.16	-25.2%
Railroad	MM Tn	1.05	0.99	6.2%
Aggregates	MM Tn	0.24	0.18	35.6%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime during 1Q22 increased by 6.6% to 1.5 million tons, mainly leveraged by the growth of bulk cement. Sales of bagged cement remained solid due to a sustained demand from the retail sector, while bulk cement was driven by a higher level of activity in small and medium-scale infrastructure projects, both private and public.

Regarding the volume of the Concrete segment, it registered a YoY drop of 25.2%. 1Q21 was positively affected by specific infrastructure projects. The volume of concrete maintains its trend, still below historic levels due to the lack of relevant projects, both private and public in the markets where we operate. On the other hand, Aggregates had an increase of 35.6% YoY sustained mainly by the reactivation of certain roadworks in the Buenos Aires area.

Likewise, the volumes of the Railway segment experienced an increase of 6.2% compared to the same quarter of 2021, leveraged mainly on the higher transported volume of construction materials and chemicals, while there was a decrease in the transport of frac sand.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2022	2021	% Chg.
Net revenue	19,310	20,436	-5.5%
Cost of sales	(12,867)	(13,029)	-1.2%
Gross profit	6,443	7,407	-13.0%
Share of loss of associates	-	-	n/a
Selling and administrative expenses	(1,827)	(1,674)	9.2%
Other gains and losses	30	66	-54.6%
Impairment of property, plant and equipment	-	-	n/a
Tax on debits and credits to bank accounts	(191)	(194)	-1.4%
Finance gain (cost), net
Gain on net monetary position	849	866	-2.0%
Exchange rate differences	(153)	33	n/a
Financial income	18	65	-71.5%
Financial expense	(493)	(744)	-33.8%
Profit (Loss) before taxes	4,676	5,825	-19.7%
Income tax expense
Current	(1,892)	(2,412)	-21.5%
Deferred	351	569	-38.3%
Net profit (Loss)	3,134	3,983	-21.3%

Net Revenues

Net revenue decreased 5.5% to Ps. 19,310 million in 1Q22, from Ps. 20,436 million in the comparable quarter last year, driven by a decrease in Cement and Concrete, partially offset by an improvement in Aggregates and in the Railway segment.

Cement, masonry cement and lime segment was down 6.5% YoY, with volumes expanding 6.6% impacted by price dynamics.

Concrete registered a decrease its top line of 17.5% compared with 1Q21, where the improvement in prices couldn't compensate for the decrease in volume. The Aggregates segment posted a strong revenue increase of 89.0%, as higher volume coupled with good price performance and a positive sales mix.

Railroad revenues increased 10.8% in 1Q22 compared to the same quarter of 2021, mainly explained by an increase in transported volumes and the improvement in prices, which offset the slight drop in the average transported distance because of the decrease in the transported volume of frac sand.

Cost of sales, and Gross profit

Cost of sales decreased 1.2% YoY, reaching Ps. 12,867 million in 1Q22, mainly as a result of a lower unit cost of sales in cement that offset the higher volume sold and the increase in depreciations due to the impact of the new production line in L'Amalí.

Gross Profit decreased 13.0% YoY to Ps. 6,443 million in 1Q22, from Ps. 7,407 million in 1Q21, with a gross profit margin that contracted 288 basis points year-on-year to 33.4%, mainly reflecting the impact of a drop in total sales.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 1Q22 increased by 9.2% YoY to Ps. 1,827 million, from Ps. 1,674 million in 1Q21, mainly as a result of higher expenses in marketing, IT and insurances compared with the previous year. As a percentage of sales, SG&A showed an increase against 1Q21 of 127 basis points, reaching 9.5%.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2022	2021	% Chg.
Adjusted EBITDA reconciliation:
Net profit (Loss)	3,134	3,983	-21.3%
(+) Depreciation and amortization	1,838	1,499	22.6%
(+) Tax on debits and credits to bank accounts	191	194	-1.4%
(+) Income tax expense	1,542	1,843	-16.3%
(+) Financial interest, net	357	584	-38.8%
(+) Exchange rate differences, net	153	(33)	n/a
(+) Other financial expenses, net	117	95	22.7%
(+) Gain on net monetary position	(849)	(866)	-2.0%
(+) Share of profit (loss) of associates	-	-	n/a
(+) Impairment of property, plant and equipment	-	-	n/a
Adjusted EBITDA	6,484	7,299	-11.2%
Adjusted EBITDA Margin	33.6%	35.7%	-214 bps

Adjusted EBITDA decreased 11.2% YoY in the first quarter of 2022 to Ps. 6,484 million from 7,299 in the same period last year.

Likewise, the Adjusted EBITDA margin contracted 214 basis points to 33.6% compared to 35.7% in 1Q21, mainly due to cement margin compression.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment decreased 332 bps to 37.4%, primarily due to lower price performance partially offset by lower cost of sales.

The Adjusted EBITDA margin for Concrete showed a significant improvement compared to 1Q21, but remaining in negative values, reaching -0.8%, from a negative margin of 10.1% in 1Q21, supported by price recovery and higher operating leverage.

The adjusted EBITDA margin of the Aggregates segment was negative at 4.6% but showing an improvement of 656 basis points compared to 1Q21, due to a strong recovery in revenues on the back of solid price performance and a positive sales mix.

Finally, the Railroad adjusted EBITDA margin improved 351 bps to 5.9% in the first quarter, from 2.4%, mainly due to the improvement in transported volume and a positive price performance.

Finance Costs-Net

Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2022	2021	% Chg.
Exchange rate differences	(153)	33	n/a
Financial income	18	65	-71.5%
Financial expense	(493)	(744)	-33.8%
Gain on net monetary position	849	866	-2.0%
Total Finance Gain (Cost), Net	221	219	0.8%

During 1Q22, the Company reported a total net financial gain of Ps. 221 million compared to a total net financial gain of Ps. 219 million in 1Q21, primarily explained because of a lower net financial expense that offset the exchange rate negative effect.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 1Q22 reached Ps. 3,134 million compared to Ps. 3,983 million in the same period last year, mainly due to the decrease in the operational result.

Net Profit Attributable to Owners of the Company reached Ps. 3.168 million. During the quarter, the Company reported earnings per common share of Ps. 5,4066 and an ADR gain of Ps. 27.0332, compared to earnings per common share of Ps. 6.7716 and an ADR gain of Ps. 33.8579 in 1Q21.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,		As of December, 31
	2022	2021	2021

Total Debt	993	10,373	2,915
- Short-Term Debt	669	9,404	2,452
- Long-Term Debt	323	969	463
Cash, Cash Equivalents and Investments	(5,138)	(9,380)	6,118
Total Net Debt	(4,145)	993	(3,203)
Shareholder's Equity	86,721	83,110	84,162
Capitalization	87,713	93,483	87,077
LTM Adjusted EBITDA	27,855	23,639	26,840
Net Debt /LTM Adjusted EBITDA	-0.15x	0.04x	-0.12x

As of March 31, 2022, total Cash, Cash Equivalents, and Investments were Ps. 5,138 million compared with Ps. 9,380 million as of the March 31, 2021. Total debt at the close of the quarter stood at Ps. 993 million, composed by Ps. 669 million in short-term borrowings, including the current portion of long-term borrowings (or 67.4% of total borrowings), and Ps. 323 million in long-term borrowings (or 32.6% of total borrowings).

As of March 31, 2022, 76.7% (or Ps. 761 million) of Loma Negra’s total debt was denominated in U.S. dollars and 23.3% (or Ps. 232 million) was in Argentine pesos. The average duration of Loma Negra’s total debt was 0.7 years.

As of March 31, 2022, the total of the Company's consolidated debt accrued interest at a variable rate. The debt in US dollars bore interest at rates based on Libor, while the debt in Argentine pesos bore interest at the short-term market rate.

The Net Debt to Adjusted EBITDA (LTM) ratio decreased to -0.15x as of March 31, 2022, from -0.12x as of December 31, 2021, as a result of strong cash generation and debt reduction.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	3,134	3,983
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	3,458	3,250
Changes in operating assets and liabilities	(4,285)	(2,690)
Net cash generated by operating activities	2,307	4,543

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	55	146
Property, plant and equipment, Intangible Assets, net	(631)	(1,585)
Contributions to Trust	(33)	(31)
Investments, net	-	(2,595)
Net cash (used in) investing activities	(609)	(4,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(1,860)	(688)
Share repurchase plan	(609)	(396)
Net cash generated by (used in) by financing activities	(2,469)	(1,084)

Net increase (decrease) in cash and cash equivalents	(771)	(606)
Cash and cash equivalents at the beginning of the year	3,837	7,666
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(115)	(56)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	65	(238)
Cash and cash equivalents at the end of the period	3,015	6,766

In 1Q22, our operating cash generation stood at Ps. 2,547 million, compared to Ps. 4,543 million in the same period of the previous year, reflecting a lower level of profitability and higher working capital requirements. During this quarter, we increased our Clinker stock to minimize the impact of natural gas shortages in the winter months and take advantage of cost reduction opportunities.

During 1Q22, the Company used cash in financing and investing activities for a total of Ps. 2,469 and Ps. 603 million, respectively. The completion of the L'Amalí expansion project significantly reduced the cash allocations for investment.

Share Repurchase Plan.

On December 21, 2021, the Company announced the approval of the fourth share repurchase program, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations. The purpose is to efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders considering the attractive value of the share with the additional possibility of allocating part of the shares acquired to implement specific compensation plans.

The plan became effective as from December 23, 2021, for an amount to invest up to Ps. 900 million or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock. The maximum amount of shares or maximum percentage of the Company’s capital stock to be repurchased shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC.

A summary of the Share Repurchase Program that ended on February 18, 2022, is shown below:

Repurchase Program IV
Maximum amount for repurchase	Ps 900 million
Maximum price	Ps. 310/ordinary share or US$ 7.5/ADR
Period in force	60 days since December 23, 2021
Repurchase under the program until its completion	Ps. 643 million
Progress	71.5%

Recent Events

Dividends Distribution

On April 14, 2022, the board of directors approved the payment of dividends for a total amount of Ps. 5,150 million equivalents to Ps. 8.80 per outstanding share (Ps. 43.99 per ADS), through the partial allocation of funds from the Reserve for Future Dividends. As of the date of the presentation of this earnings release, the total amount of dividends was distributed.

1Q22 Earnings Conference Call

When:	4:00 p.m. U.S. ET (5:00 p.m. BAT), May 9, 2022
Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)
Password:	Loma Negra Call
Webcast:	https://services.choruscall.com/mediaframe/webcast.html?webcastid=NKQChLSM
Replay:
A telephone replay of the conference call will be available between May 10, 2022, at 1:00 pm U.S. E.T. and ending on May 16, 2022. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10158956. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note

The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com
--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,	As of December 31,
	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	92,953	94,359
Right to use assets	335	360
Intangible assets	304	336
Investments	6	6
Goodwill	61	61
Inventories	3,815	3,580
Other receivables	800	807
Total non-current assets	98,274	99,508
Current assets
Inventories	11,370	10,095
Other receivables	1,243	1,382
Trade accounts receivable	4,578	4,597
Investments	4,868	5,734
Cash and banks	270	384
Total current assets	22,329	22,193
TOTAL ASSETS	120,603	121,700
SHAREHOLDER'S EQUITY
Capital stock and other capital related accounts	23,065	23,641
Reserves	52,683	52,683
Retained earnings	10,813	7,644
Accumulated other comprehensive income	-	-
Equity attributable to the owners of the Company	86,560	83,968
Non-controlling interests	160	195
TOTAL SHAREHOLDER'S EQUITY	86,721	84,162
LIABILITIES
Non-current liabilities
Borrowings	323	463
Accounts payables	-	-
Provisions	636	659
Salaries and social security payables	45	59
Debts for leases	241	273
Other liabilities	158	166
Deferred tax liabilities	16,261	16,612
Total non-current liabilities	17,665	18,230
Current liabilities
Borrowings	669	2,452
Accounts payable	7,937	9,142
Advances from customers	732	1,191
Salaries and social security payables	2,329	2,361
Tax liabilities	4,313	3,883
Debts for leases	79	92
Other liabilities	160	186
Total current liabilities	16,218	19,308
TOTAL LIABILITIES	33,882	37,538
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	120,603	121,700

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2022	2021	% Change
Net revenue	19,310	20,436	-5.5%
Cost of sales	(12,867)	(13,029)	-1.2%
Gross Profit	6,443	7,407	-13.0%
Share of loss of associates	-	-	n/a
Selling and administrative expenses	(1,827)	(1,674)	9.2%
Other gains and losses	30	66	-54.6%
Impairment of property, plant and equipment	-	-	n/a
Tax on debits and credits to bank accounts	(191)	(194)	-1.4%
Finance gain (cost), net
Gain on net monetary position	849	866	-2.0%
Exchange rate differences	(153)	33	n/a
Financial income	18	65	-71.5%
Financial expenses	(493)	(744)	-33.8%
Profit (loss) before taxes	4,676	5,825	-19.7%
Income tax expense
Current	(1,892)	(2,412)	-21.5%
Deferred	351	569	-38.3%
Net Profit (Loss)	3,134	3,983	-21.3%
Net Profit (Loss) for the period attributable to:
Owners of the Company	3,168	4,034	-21.5%
Non-controlling interests	(34)	(51)	-33.1%
NET PROFIT (LOSS) FOR THE PERIOD	3,134	3,983	-21.3%
Earnings per share (basic and diluted):	5.4066	6.7716	-20.2%

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	3,134	3,983
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,542	1,843
Depreciation and amortization	1,838	1,499
Provisions	42	(1)
Exchange rate differences	(179)	(235)
Interest expense	165	154
Share of loss of associates	-	-
Gain on disposal of property, plant and equipment	(15)	(30)
Gain on disposal of shareholding of Yguazú Cementos S.A.	-	-
Impairment of property, plant and equipment	-	-
Impairment of trust fund	32	20
Share-based payment	33	-
Changes in operating assets and liabilities
Inventories	(1,163)	(812)
Other receivables	19	(423)
Trade accounts receivable	(709)	(624)
Advances from customers	(389)	(34)
Accounts payable	(523)	261
Salaries and social security payables	291	255
Provisions	(40)	(14)
Tax liabilities	120	177
Other liabilities	(32)	(84)
Gain on net monetary position	(849)	(866)
Income tax paid	(1,011)	(526)
Net cash generated by (used in) operating activities	2,307	4,543

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	55	146
Proceeds from disposal of Property, plant and equipment	1	58
Payments to acquire Property, plant and equipment	(632)	(1,643)
Payments to acquire Intangible Assets	(0)	-
Acquire investments	-	(2,595)
Proceeds from maturity investments	-	-
Contributions to Trust	(33)	(31)
Net cash generated by (used in) investing activities	(609)	(4,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	888	137
Interest paid	(138)	(274)
Dividends paid	-	0
Debts for leases	(28)	(60)
Repayment of borrowings	(2,581)	(491)
Share repurchase plan	(609)	(396)
Net cash generated by (used in) financing activities	(2,469)	(1,084)
Net increase (decrease) in cash and cash equivalents	(771)	(606)
Cash and cash equivalents at the beginning of the period	3,837	7,666
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(115)	(56)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	65	(238)

Cash and cash equivalents at the end of the period	3,015	6,766

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2022	%	2021	%
Net revenue	18,263	100.0%	12,635	100.0%
Cement, masonry cement and lime	16,180	88.6%	11,317	89.6%
Concrete	1,379	7.6%	1,086	8.6%
Railroad	1,548	8.5%	914	7.2%
Aggregates	376	2.1%	129	1.0%
Others	151	0.8%	72	0.6%
Eliminations	(1,370)	-7.5%	(883)	-7.0%
Cost of sales	10,847	100.0%	7,403	100.0%
Cement, masonry cement and lime	8,958	82.6%	6,043	81.6%
Concrete	1,312	12.1%	1,160	15.7%
Railroad	1,478	13.6%	906	12.2%
Aggregates	375	3.5%	132	1.8%
Others	94	0.9%	44	0.6%
Eliminations	(1,370)	-12.6%	(883)	-11.9%
Selling, admin. expenses and other gains & losses	1,667	100.0%	943	100.0%
Cement, masonry cement and lime	1,467	88.0%	840	89.1%
Concrete	67	4.0%	22	2.4%
Railroad	84	5.0%	55	5.8%
Aggregates	4	0.2%	2	0.2%
Others	45	2.7%	24	2.6%
Depreciation and amortization	594	100.0%	343	100.0%
Cement, masonry cement and lime	454	76.4%	253	73.6%
Concrete	11	1.8%	17	4.9%
Railroad	122	20.5%	67	19.5%
Aggregates	7	1.1%	6	1.7%
Others	1	0.2%	1	0.3%
Adjusted EBITDA	6,343	100.0%	4,632	100.0%
Cement, masonry cement and lime	6,208	97.9%	4,687	101.2%
Concrete	11	0.2%	(80)	-1.7%
Railroad	107	1.7%	20	0.4%
Aggregates	3	0.0%	1	0.0%
Others	14	0.2%	5	0.1%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	141		2,667
Depreciation and amortization	(1,838)		(1,499)
Tax on debits and credits banks accounts	(191)		(194)
Finance gain (cost), net	221		219
Income tax	(1,542)		(1,843)
Share of profit of associates	-		-
Impairment of property, plant and equipment	-		-
NET PROFIT (LOSS) FOR THE PERIOD	3,134		3,983